Mail Stop 3561					October 3, 2005



Michael Friess, Chief Executive Officer
Hemcure, Inc.
5353 Manhattan Circle, Suite 101
Boulder, CO  80303

Re:  	Hemcure, Inc.
        	Registration Statement on Form 10-SB
        	File No.  0-51543
        	Filed September 27, 2005

Dear Mr. Friess:

	    This is to advise you that we have reviewed only those portions of the above registration statement that relates to the disclosure type indicated in this letter and we have the following comments.

Part I

1. Disclose under appropriate caption, any prior blank check experiences involving officers and directors of the company. Describe in column format the name of each company. Include the date of registration and file number with the Commission and the current status of the company`s filings. Also, state whether any acquisitions, business combinations, or mergers are pending, have occurred and the current operating status of each. Any additional material disclosure should be included.
Part II

2. Also, we direct your attention to the letter of January 21,
2000
to Mr. Ken Worm, Assistant Director of the OTC Compliance Unit at NASD. This letter indicates our view that the securities issued by a blank check company cannot be resold under Rule 144 but must be
registered under the Securities Act of 1933.   Amend the
registration
statement, as necessary, to make the appropriate additions to conform to this comment.







No further review of your filing will be made at this time. You are requested to file an amendment on Form 10SB12G/A to include the necessary information within fifteen business days, or inform the staff prior to that time when the amendment will be made.

Other

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*******

	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. Note that the NASD Bulletin Board will not accept your listing until we have cleared all comments. In the event that it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have prepared a response to our comments. In addition, should the filing become effective in its present form the
Division would be required to consider what recommendation, if any, it should make to the Commission.

	Please contact Goldie B. Walker at (202) 551-3234 or me at
(202)
551-3790 in regard to any questions pertaining to this letter.

					Sincerely,



					Michael E. Karney, Branch Chief (Legal)
					Office of Emerging Growth Companies
					Division of Corporation Finance


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Michael Friess, Chief Executive Officer
Hemcure, Inc.
October 3, 2005
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